SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 6)(1)

                              Qualstar Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   74758R109
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                                 (CUSIP Number)

                            BKF Capital Group, Inc.
                               Steven N. Bronson
                      225 N.E. Mizner Boulevard, Suite 400
                           Boca Raton, Florida 33432
                                 (561) 362-4199

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000

                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 18, 2012
                 ----------------------------------------------
            (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following pages)

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BKF Capital Group, Inc.                     Tax Id. No. 36-0767530
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS


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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         2,234,520
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           2,234,520
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,234,520
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.2%
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14.      TYPE OF REPORTING PERSON

         CO
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109
-----------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
-----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

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3.       SEC USE ONLY


-----------------------------------------------------------------------------
4.       SOURCE OF FUNDS


-----------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
-----------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF              7.      SOLE VOTING POWER
SHARES                         57,700
BENEFICIALLY            ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           2,234,520
REPORTING               ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           57,700
                        ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,234,520
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,292,220
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.7%
-----------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
-----------------------------------------------------------------------------
                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109                SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer") remains in full force and effect. The Issuer recently reported that as of March 31, 2012, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 6 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

     (b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

     (d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      On May 21, 2012, BKF Capital acquired, in an open market transaction, using its working capital, 169,164 shares of Common Stock at a purchase price of $1.9667 per share or approximately $332,700.


Item 4. Purpose of Transaction.

            Item 4 of the Schedule 13D is amended by adding the following disclosures:

      On May 18, 2012, BKF Capital delivered a demand letter to the Issuer requesting the opportunity to inspect and make or receive copies of certain records of the Issuer relating to, among other things, the names and address of the Issuer's shareholders (the "BKF Demand Letter"). A copy of the BKF Demand Letter is attached as an exhibit to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)(b) BKF Capital owns an aggregate of 2,234,520 shares of the Issuer's Common Stock, representing approximately 18.2% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 2,292,220 shares of the Issuer's Common Stock, representing approximately 18.7% of the total shares of Common Stock deemed outstanding.

     (c) The following open market transactions were effected by BKF Capital, since its most recent filing of a Schedule 13D:

                    Buy/            Number             Price
Trade Date          Sell          of Shares          Per Share
-----------------------------------------------------------------------------
5/21/2012            B             169,164            $1.9667


     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.


Item 7. Material to be Filed as Exhibits.

        BKF Demand Letter


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2012

                             BKF Capital Group, Inc.

                            By: /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson, President


                                Steven N. Bronson

                                /s/ Steven N. Bronson
                                ----------------------------
                                Steven N. Bronson

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         EXHIBIT

                                                                  Reed Smith LLP
                                                          355 South Grand Avenue
                                                                      Suite 2900
[ReedSmith logo]                                      Los Angeles, CA 90071-1514
                                                                 +1 213 457 8000
                                                              Fax=1 213 457 8080
                                                                   reedsmith.com
Allen Z. Sussman
Direct Phone:  +1 213 457 8030
Email:  asussman@reedsmith.com



                                                       May 18, 2012



VIA FACSIMILE TO (805) 583-7749 AND OVERNIGHT COURIER
-----------------------------------------------------
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93603
Attention: Nidhi H. Andalon, Secretary
---------

      Re: Demand for Stockholder Information

Dear Ms. Andalon:

      We are legal counsel to BKF Capital Group, Inc. ("BKF"), which is the holder of more than ten percent (10%) of the outstanding shares of common stock of Qualstar Corporation ("Qualstar").

      On behalf of BKF, we hereby demand, pursuant to Section 1600 of the California General Corporation Law, the opportunity to inspect and make or receive copies of the following records and documents of Qualstar:

      (a) A complete record or list of the holders of Qualstar's outstanding capital stock, certified by Qualstar or its transfer agent and registrar, showing the names and addresses of each holder of Qualstar's capital stock and the number of shares of capital stock registered in the name of each such holder, as of the most recent date available at the time of inspection.

      (b) All daily stock transfer sheets showing changes in the record or list of shareholders referenced in paragraph (a) above which are in, or come into, the possession of Qualstar or the transfer agent for its common stock through and including the record date for the Special Meeting of Shareholders of Qualstar scheduled for June 20, 2012 (the "Special Meeting").

      (c) A complete record or list of the names, addresses and securities positions of non-objecting beneficial owners ("NOBO's") and acquiescing beneficial owners ("ABO's) of Qualstar's outstanding capital stock. If such list is not available as of a recent date, such list should be requested by Qualstar from brokers and dealers (or their agent, Broadridge), pursuant to the applicable rules and regulations of the Securities and Exchange Commission, as of the record date for the Special Meeting.


      (d) All information in or which comes into Qualstar's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of shares of Qualstar's capital stock held by the participating brokers and banks named in the individual nominee names.

      (e) All information in or which comes into Qualstar's possession or control, or which can reasonably be obtained from nominees of any central depository system relating to the breakdown of all brokerage and financial institutions holding shares for their customers in street name and a breakdown of holdings which appear on the corporate stock ledger under the names of any central depository system (e.g. the Depository Trust & Clearing Corporation (DTCC) and its nominee, Cede & Co.).


      (f) A list or lists containing the name, address and number of shares attributable to any participant in any Qualstar employee stock ownership plan, stock ownership dividend reinvestment plan, or comparable plan of Qualstar in which voting decisions or decisions concerning tenders of shares with respect to the shares held by such plan are made, directly or indirectly, individually or collectively, by the participants in the plan.


      (g)  A  magnetic  computer  tape,  compact  disc  or  diskette,  or  other electronic file containing the information requested in paragraphs (a) through (f) above, together with such computer processing data and/or instructions as are necessary for BKF to make use of such magnetic computer tape, compact disc or diskette or electronic file, and a separate printout of such magnetic computer tape, disc or diskette or electronic file for verification purposes, if different from the information furnished in response to paragraphs (a) through (f) above.

      BKF further demands that modifications of, additions to or deletions from, any and all information, records or lists referenced in paragraphs (a) through
(g) above subsequent to the date of the items that are furnished to BKF be furnished when the same becomes available to Qualstar or its agents or representatives.

      BKF will bear the reasonable charges incurred by Qualstar (including those of its transfer agent) in connection with the production of the information, records and lists referenced in paragraphs (a) through (g) above.

      The purpose of BKF in requesting the inspection and copying of the information described above is to identify and facilitate a solicitation of proxies from shareholders of Qualstar in connection with the Special Meeting.

      Please contact me promptly after receipt of this letter so that we can arrange for inspection and/or delivery of these materials. I can be reached by telephone at (213) 457-8030 or via email at asussman@reedsmith.com.


                                                   Sincerely,

                                                   /s/ Allen Z. Sussman

                                                   Allen Z. Sussman


cc:      Greg S. Heller
         BKF Capital Group, Inc.